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PROSPECTUS SUPPLEMENT NO. 2                     Filed pursuant to Rule 424(b)(3)
(To prospectus dated November 15, 2000)               Registration No. 333-50016

Penn Treaty American Corporation
3440 Lehigh Street
Allentown, PA 18103
(610) 965-2222

                         [GRAPHIC PENN TREATY AMERICAN]

        RIGHTS TO PURCHASE 6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2008

           $45,000,000 6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2008

         This prospectus supplement supplements information contained in our prospectus dated November 15, 2000 (the "Prospectus") as supplemented by a prospectus supplement dated December 24, 2002 ("Prospectus Supplement No. 1") relating to our distribution of transferable rights to purchase an aggregate principal amount of $45 million of 6 1/4% convertible subordinated notes due 2008 (the "Notes") to holders of (a) our common stock, (b) our 6 1/4% convertible subordinated notes due 2003, and (c) our 6 1/4% convertible subordinated notes due 2008 as of November 25, 2002, the record date. This prospectus supplement should be read in conjunction with the Prospectus and Prospectus Supplement No. 1.

RECENT DEVELOPMENTS

         On January 2, 2003, we announced that we had agreed to amend our consent order with the Florida Insurance Department dated July 30, 2002 and previously amended on November 27, 2002. The consent order prior to amendment included, among other things, a requirement that we raise additional statutory surplus for our largest insurance subsidiary, Penn Treaty Network America Insurance Company, prior to December 31, 2002 to satisfy gross premium to surplus ratio requirements specific to Florida. We estimate that the amount necessary to satisfy the Florida requirement is approximately $23 million. The newly amended consent order will allow us an additional month to satisfy this obligation. Accordingly, we now have until January 31, 2003 to meet this requirement. As set forth in more detail in Prospectus Supplement No. 1, we intend to use a portion of the proceeds from this offering (to the extent sufficient) to satisfy this requirement.

         For further information about the Florida consent order, see "Risk Factors," "Use of Proceeds" and "Business - Government Regulation" in Prospectus Supplement No. 1.


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         On January 10, 2003, we announced that we had entered into a reinsurance agreement for new long-term care insurance policies with Centre Solutions (Bermuda) Limited ("Centre"). The Agreement, which is effective for all new long-term care insurance policies written after December 31, 2001, initially provides the us with 50% quota share reinsurance on the first $100 million of newly issued long-term care annual insurance premium. The Agreement further provides Centre the option to reinsure a portion of the next $1 billion in newly issued long-term care annual insurance premium. If exercised, the option will allow Centre to reinsure future policies, subject to maximum quota share amounts of up to 40% as additional policies are written.

         For information about our reinsurance agreement with Centre Solutions (Bermuda) Limited for long-term care policies issued prior to January 1, 2002, see "Risk Factors" and "Business - Reinsurance" in Prospectus Supplement No. 1.

         The financial strength rating assigned to Penn Treaty's subsidiaries by Standard & Poor's Insurance Ratings Services remains at "B-" and the financial strength rating assigned to Penn Treaty by Standard & Poor's Insurance Ratings Services remains at "CCC-."

        The date of this Prospectus Supplement No. 2 is January 14, 2003